EXHIBIT 99.2

NOTICE OF ANNUAL GENERAL MEETING

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, PLEASE CONSULT AN APPROPRIATE INDEPENDENT ADVISER IMMEDIATELY. IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR HOLDING OF SHARES IN TELEWEST COMMUNICATIONS PLC, YOU SHOULD SEND THIS DOCUMENT, TOGETHER WITH THE ACCOMPANYING FORM OF PROXY, TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

Notice of the Annual General Meeting of Telewest Communications plc to be held at 10.00 am (UK time) on Wednesday, 21 July 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED is set out herein. Forms of Proxy for the Annual General Meeting must be received by the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AJ, UK not later than 10.00am (UK time) on Monday, 19 July 2004.


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Telewest Communications plc
Registered office: Export House, Cawsey Way, Woking, Surrey GU21 6QX, UK (Registered in England No. 2983307)

18 June 2004

Dear Shareholder,

2004 ANNUAL GENERAL MEETING

The Annual General Meeting ("AGM") of Telewest Communications plc ("the Company") is to be held on Wednesday, 21 July 2004 at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice convening the AGM, and a Form of Proxy for use at the meeting, are enclosed and I am writing to give you more information about the resolutions to be considered at the AGM.

Resolution 1 deals with the adoption of the Directors' Report and Financial Statements for the year ended 31 December 2003.

Resolution 2 deals with the approval of the Directors' Remuneration Report (`the Remuneration Report') as set out on pages 15-23 of the Annual Report.

Resolutions 3 and 4 deal with the reappointment of directors. Biographical details for each of the directors may be found on page 8 of the Annual Report.

Resolution 5 deals with the reappointment of KPMG Audit Plc as auditor of the Company and the fixing of their remuneration.

Resolutions 6 and 7, which are explained in more detail below, relate to routine matters and are similar to resolutions passed in previous years.

With regard to resolution 6, under UK company law, a company's directors may not allot relevant securities unless they are authorised to do so by an ordinary resolution of the shareholders of the Company or under its Articles of Association. Resolution 6 gives the directors authority to allot up to 1,099,600,000 shares of 10p each in the capital of the Company, representing approximately 37% of the Company's current issued share capital. After taking account of the shares of 10p each reserved for conversion of the Senior Convertible Notes due 2005, the authority relates to 985,300,000 shares of 10p each, equivalent to approximately 33.3% of the Company's current issued share capital.

Resolution 7, a special resolution, provides the board with the power to allot shares for cash without first offering those shares to existing shareholders in proportion to their existing shareholdings as otherwise required by the Companies Act 1985. This empowers your directors to issue shares for cash other than to shareholders in proportion to their existing shareholdings in limited circumstances in connection with a rights issue or open offer (subject to the limit set out in Resolution 6) and, in addition, to issue for cash up to an aggregate number of 147,800,000 shares of 10p each, representing approximately 5% of the Company's current issued share capital.

The board considers that it is in the best interests of the Company that it should have the flexibility sought in resolutions 6 and 7. The board has no present intention of allotting shares under the authorities conferred by resolutions 6 and 7. The authorities conferred by these resolutions, if passed, will lapse fifteen months after the AGM or at the conclusion of the 2005 AGM, whichever occurs first. The terms of the authorities sought by the directors in resolutions 6 and 7 comply with the guidelines issued by the UK institutional investors' associations. Alternatively, however, such authorities will lapse earlier upon the proposed solvent liquidation of the Company pursuant to the financial restructuring (see below).

SUBSTANTIAL SHAREHOLDINGS

Since the date of the Company's annual report, no changes in the substantial shareholdings in the share capital of the Company have taken place.

DIRECTORS' INTERESTS

Since the date of the Company's annual report, no changes to the directors' interests in the share capital of the Company have taken place.


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THE FINANCIAL RESTRUCTURING

As you will be aware, the Company's proposed financial restructuring is nearing completion. On 21 May 2004 the Company's shareholders passed a resolution in support of the financial restructuring and on 1 June 2004 the Company's scheme creditors voted in favour of a scheme of arrangement forming part of the financial restructuring. Further details on the Company's proposed financial restructuring can be found on our Website at www.telewest.co.uk.

MANAGEMENT

Upon mailing the public documents on 30 April 2004 in connection with the financial restructuring, Denise Kingsmill (CBE) and Anthony Rice, two non-executive directors, resigned from the board. We would like to take this opportunity to thank both of them for their service and for their assistance in implementing the financial restructuring.

RECOMMENDATION

Your directors consider that all the resolutions to be proposed at the AGM are in the best interests of the Company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do so in respect of their own beneficial shareholdings.

ACTION TO BE TAKEN

If you are unable to attend the AGM, I urge you to vote at the meeting by proxy. A Form of Proxy for use by the Company's shareholders at the AGM is enclosed. Shareholders are advised to complete and return the Form of Proxy in accordance with the instructions printed on it so as to arrive at the Company's Registrars as soon as possible, but in any event not later than 10.00am (UK time) on Monday, 19 July 2004. The return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the AGM if he or she so wishes.

For further information regarding the Company, or to download a copy of the Company's annual report, all shareholders are invited to visit our website at www.telewest.co.uk.

We look forward to meeting you at the AGM where you will have the opportunity to meet and discuss points of interest with us after the formal business has been transacted.

Yours sincerely

/s/ Cob Stenham
COB STENHAM
Chairman


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NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Telewest Communications plc (the "Company") will be held on Wednesday, 21 July 2004, at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED for the purpose of considering and, if thought fit, passing the resolutions set out below.

Resolutions 1 to 6 will be proposed as ordinary resolutions and resolution 7 will be proposed as a special resolution.

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Financial Statements of the Company for the year ended 31 December 2003.

SPECIAL BUSINESS

2. To approve the Directors' Remuneration Report of the Company for the year ended 31 December 2003.

ORDINARY BUSINESS

3. To reappoint Anthony W P Stenham as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

4. To reappoint Stephen S Cook as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

5. To reappoint KPMG Audit Plc, as auditor, to serve from the conclusion of the Annual General Meeting to the conclusion of the Annual General Meeting of the Company to be held in 2005, and to authorise the directors to fix their remuneration.

6.   To approve the following ordinary resolution:

THAT, in substitution for all previous authorities which are hereby revoked, the directors be and are hereby generally and unconditionally authorised pursuant to
Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of (pound)109,960,000 such authority to expire (unless previously renewed, varied or revoked by the Company in a general meeting) on the earlier of 21 October 2005, or the conclusion of the Annual General Meeting of the Company to be held in 2005, save that the Company may make an offer or agreement prior to the expiry of this authority which would or might require relevant securities to be allotted after the expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

SPECIAL BUSINESS

7. To approve the following special resolution:

THAT, in substitution for all previous powers which are hereby revoked, and subject to the passing of resolution 6, the directors be and are hereby generally empowered pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (within the meaning of Section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 6 as if Section 89(1) of the Act did not apply to such allotment. This power:

(i) shall expire on the earlier of 21 October 2005, or the conclusion of the Annual General Meeting of the Company to be held in 2005, but the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

ii)  shall be limited to:

     A) the allotment of equity securities in connection with an issue in favour of the holders of shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of shares, but subject to the directors having a right to make such exclusions or other arrangements in connection with the issue of equity securities as they deem necessary or expedient:

          (a)  in relation to fractional entitlements; or


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          (b)  to deal with legal or practical problems under the laws of any territory, or the requirements of any recognised regulatory body or any stock exchange; and

     B) the allotment of equity securities for cash (otherwise than pursuant to paragraph A above) up to an aggregate nominal amount of (pound)14,780,000.

This Notice and the related Form of Proxy are being mailed to shareholders on the register at the close of business on Friday, 11 June 2004. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders on the register at 6.00pm, (UK time) on Monday, 19 July 2004 will be entitled to vote at the meeting.

By Order of the Board of Directors
Clive Burns
Company Secretary

Registered Office: Telewest Communications plc, Export House, Cawsey Way, Woking, Surrey GU21 6QX, UK

18 June 2004

EACH SHAREHOLDER'S VOTE IS IMPORTANT

PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY PROMPTLY

Notes:

1. A shareholder entitled to attend and vote at the Annual General Meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote on his, her or its behalf. A proxy need not be a shareholder of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at the offices of Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AJ, UK, not later than 10.00am (UK time) on Monday, 19 July 2004. A Form of Proxy is enclosed with this Notice. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

3. In accordance with the Company's Articles of Association, holders of convertible limited voting shares will not be permitted to vote on resolutions 3 and 4 which relate to the reappointment of the Company's directors.

4. Copies of all the directors' service contracts and the Register of Directors' Interests kept by the Company under Section 325 of the Companies Act 1985 will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this Notice until the close of the meeting and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.



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